Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com/
dcarey@lazarpartners.com

GIVEN IMAGING ANNOUNCES GERMAN PUBLIC HEALTH SYSTEM TO
ESTABLISH PILLCAM® SB OUTPATIENT REIMBURSEMENT CODE

YOQNEAM, Israel, February 3, 2011 - Given Imaging Ltd. (NASDAQ: GIVN) a world leader in specialty GI products and pioneer of capsule endoscopy, today announced that the German Ministry of Health has announced its intent to create an outpatient reimbursement code for PillCam® SB capsule endoscopy for obscure gastrointestinal bleeding. The declaration begins a 12 to 15-month process for establishing a medical code, after which the 73 million Germans covered by the public health system, or about 90 percent of the entire German population, will have access to the PillCam SB procedure, with full reimbursement under the German statutory health insurance system.

Approximately eight million Germans or ten percent of the population currently have coverage for PillCam SB capsule endoscopy through private health insurers.  PillCam SB capsule endoscopy has been covered for inpatient use since 2004.

“A comprehensive body of clinical evidence has established video capsule endoscopy as the gold standard in small bowel evaluation and is an easy procedure for patients, requiring no sedation, intubation or insufflation,” said Prof. Friedrich Hagenmüller, Department of Internal Medicine, Asklepios Klinik Altona, Hamburg, Germany. “Access to small bowel capsule endoscopy will enable German physicians to improve our quality of patient care and result in better patient outcomes.”

The indication for obscure gastrointestinal bleeding includes cases of persistent iron deficiency anemia if other causes of enteral blood loss can be ruled out and cases of bleeding associated with low Hb levels and inconclusive prior upper and lower endoscopy.

“The establishment of an outpatient reimbursement code for PillCam SB capsule endoscopy represents an important milestone for Given Imaging, potentially enabling us to significantly increase our annual sales in Germany from the current level of several million dollars within the next few years,” said Homi Shamir, president and CEO of Given Imaging.  “More importantly, German patients will soon have reimbursed access to the standard of care for diagnosing small bowel disorders, which may result in improved outcomes and quality of life.”

Given Imaging’s European headquarters is based in Hamburg Germany.

About PillCam SB
The PillCam SB video capsule measures 11 mm x 26 mm and weighs less than four grams. Now in its second generation, PillCam SB 2 contains an imaging device and light source and transmits images at a rate of two images per second generating more than 50,000 pictures during the course of the procedure. Initially cleared by the U.S. Food and Drug Administration in 2001, PillCam SB is clinically validated by more than 1,200 peer-reviewed studies. It is the most accurate, patient-friendly tool for visualization of the small bowel in patients two years and older and is used by physicians to evaluate patients with obscure GI bleeding, including iron deficiency anemia, suspected Crohn’s disease, suspected small intestinal tumors, monitoring patients with polyposis syndromes and in suspected or refractory malabsorptive syndromes, such as celiac disease. PillCam® SB is the gold standard in small bowel evaluation.

The risks of PillCam® capsule endoscopy include capsule retention, aspiration, or skin irritation. The risks of the Agile™ GI patency test include capsule retention and aspiration. Endoscopic placement may present additional risks. Medical, endoscopic, or surgical intervention may be necessary to address any of these complications, should they occur.

Please refer to the User Manual or www.GivenImaging.com for detailed information.

About Given Imaging Ltd.
Since 2001, Given Imaging has advanced gastrointestinal visualization by developing state-of-the art, patient-friendly tools based on its PillCam® Platform. PillCam® capsule endoscopy uses miniature video cameras in a capsule, wireless technology, and advanced software to provide physicians with clear images of the small intestine via PillCam® SB and the esophagus through PillCam® ESO. The PillCam® COLON video capsule, which is an investigational device in the U.S., is designed to visualize the colon. Given Imaging's other capsule products include the Agile™ patency capsule, to verify intestinal patency, and Bravo®, the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). In April 2010, Given Imaging acquired Sierra Scientific Instruments, the leading provider of specialty GI diagnostic solutions and pioneer of high-resolution manometry for assessing gastrointestinal motility. Sierra Scientific is now a wholly-owned subsidiary of Given Imaging. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, and Hong Kong. For more information, please visit www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, and (18) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2009. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.